Filed pursuant to Rule 433
Registration No. 333-230094
March 13, 2020

PRICING TERM SHEET

Issuer:	Ohio Power Company
Designation:	Senior Notes, Series P, due 2030
Principal Amount:	$350,000,000
Maturity:	April 1, 2030
Coupon:	2.60%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2020
Benchmark Treasury:	1.500% due February 15, 2030
Benchmark Treasury Yield:	0.912%
Reoffer Spread:	T+170 basis points
Yield to Maturity:	2.612%
Price to Public:	99.894% of the principal amount thereof
Transaction Date:	March 13, 2020
Settlement Date:	March 17, 2020 (T+2)
Optional Redemption Terms:
Make-whole call:	Prior to January 1, 2030 at a discount rate of the Treasury Rate plus 30 basis points
Par call:	On or after January 1, 2030 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	677415 CS8 / US677415CS83
Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.
Expected Ratings*:	A2 (Negative) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800- 685-4786.